Exhibit 99.1

May 17, 2019

ChinaCache Announces Criminal Investigation and Changes in Management

BEIJING, May 17, 2019 (GLOBE NEWSWIRE) -- ChinaCache International Holdings Ltd. (“ChinaCache” or the “Company”) (Nasdaq GS: CCIH), a leading total solutions provider of Internet content and application delivery services in China, today announced that (i) the Company and Mr. Song Wang, the Company’s Chairman and former Chief Executive Officer, are under investigation for allegations of bribery; (ii) Mr. Song Wang has resigned his position as the Company’s Chief Executive Officer and (iii) the Company’s Board of Directors (the “Board”) appointed Mr. Bin Liu as the Company’s Acting Chief Executive Officer, effective May 17, 2019.

The Company has received a notice from a government prosecutors’ office in Beijing that the Company is currently under investigation for allegations of enterprise bribery. The Company has engaged a criminal defense counsel to prepare for the relevant legal proceedings. As the legal proceedings are still at a relatively early stage, the Company is currently unable to assess the likely outcomes of such proceedings.

Mr. Song Wang has been arrested and is also currently under investigation for the allegations of enterprise bribery against the Company. Mr. Song Wang has tendered his resignation as the Company’s Chief Executive Officer to the Board.

The Board has appointed Mr. Bin Liu as the Company’s Acting Chief Executive Officer, effective May 17, 2019. Mr. Bin Liu joined the Company in 2012 and was the Company’s Vice President in charge of new products development prior to his appointment to the current position. Mr. Bin Liu received a master’s degree from Beijing University of Posts and Telecommunications.

Ms. Jean Xiaohong Kou, a Director and Senior Vice President of the Company, said “the Board is committed to taking all necessary measures to improve the Company’s legal compliance and internal controls. The independent members of the Board plan to launch an internal investigation of the bribery-related allegations and to engage outside advisors to assist the independent members of the Board in conducting such investigation as soon as practicable.”

About ChinaCache International Holdings Ltd.

ChinaCache International Holdings Ltd. is a leading total solutions provider of Internet content and application delivery services in China. Through its distinctive 3-tier Internet ecosystem, ChinaCache also offers Internet data center management, Internet Exchange operations and cloud hosting services.  ChinaCache's network is interconnected with the incumbent carriers as well as other local Internet & broadband service providers in China.  With two decades of experience in developing customized solutions for China's complex Internet infrastructure, ChinaCache has helped enterprises, SME clients, government agencies and other organizations enhance the reliability and scalability of their online services and applications.  To learn more about ChinaCache and how it has improved end-user experience, please visit ir.chinacache.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. ChinaCache may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company's goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company's expectations regarding keeping and strengthening its relationships with its customers, and the general economic and business conditions in the regions where the Company provides its solutions and services. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and ChinaCache undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

Investor Relations Department

ChinaCache International Holdings

Tel: +86 10 6408-5686

Email: ir@chinacache.com

Mr. Ross Warner

The Piacente Group | Investor Relations

Tel: +86 10 5730-6201

Email: chinacache@tpg-ir.com

Ms. Brandi Piacente

The Piacente Group | Investor Relations

Tel: +1 212-481-2050

Email: chinacache@tpg-ir.com